

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 22, 2014

<u>Via E-mail</u>
Longgen Zhang
Chief Financial Officer
JinkoSolar Holding Co., Ltd.
1 Jingke Road
Shangrao Economic Development Zone
Jiangxi Province, 334100
People's Republic of China

> **Re:** **JinkoSolar Holding Co., Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2013**
> **Filed April 18, 2014**
> **File No. 001-34615**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2013

Item 5. Operating and Financial Review and Prospects

Results of Operations, 2013 compared with 2012, page 83

1. We reference the disclosure that the 71% increase in revenue from sales of solar modules in 2013 was primarily due to a significant increase in sales volume. To the extent known, in future filings, please describe the causative factors you believe are responsible for significant changes in sales volume. Further, where

practical, please quantify the amounts of identifiable factors you cite. Refer to Rule 303(A)(3) of Regulation S-K and SEC Release No. 33-8350.

2. We see that you attribute RMB308 million of the RMB530 million decrease in general and administrative expenses to the reversal of bad debt provisions. Please tell us the underlying reasons for the balance of the decrease of RMB222 million from 2012 to 2013. Notwithstanding the collection of previously reserved accounts receivable, clarify how general and administrative expenses decreased in light of the significant expansion of your revenues in 2013.

Item 18. Financial Statements

Note 5. Segment Report, page F-21

3. With respect to your segment disclosures, please tell us how you have presented all of the relevant information content specified in FASB ASC 280-10-50-22. For instance, it is not clear whether you have disclosed revenues from external customers for each segment.

4. Please clarify for us how your segment disclosures consider the guidance from FASB ASC 280-10-50-29. For instance, tell us where you have disclosed the accounting basis for transactions between the segments.

Note 11. Investments in Affiliates, page F-27

5. Tell us how you assessed the significance of your investment in Gansu Jintai in evaluating whether you should present summarized financial information under Rule 4-08(g) of Regulation S-X.

Note 21. Employee Benefits, page F-33

6. Please tell us, and in future filings clarify, the payment terms of the liability for employee welfare benefits and the reasons for the related penalty accruals.

Note 29. Fair Value Measurements, page F-42

7. We see the significant volatility of the fair values of your convertible debt and related capped call options, both classified as level 3 valuations in the fair value hierarchy. We also note that you have disclosed that you assess fair value of the instruments using a Binomial Tree option pricing model and have described certain inputs to that model in your disclosure. In light of the significance of the volatility to your operating results, with a view toward disclosure in future filings, please respond to the following:

- In the sentence where you list the main inputs to the Binomial model, please describe all significant inputs. Currently, we note that the disclosure ends with the abbreviation "etc."
- Identify the level 3 inputs and clarify which level 3 inputs are most significant to your valuation determination.
- Describe the methods you use to develop level 3 inputs.
- Describe the sensitively of the fair value determination to changes in the level 3 inputs.

    Refer to FASB ASC 820-10-50-2.

8. With respect to the available for sale investment, tell us how you determined that your fair value disclosures are complete under the guidance from FASB ASC 820-10-50.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

    Sincerely,

    /s/Gary Todd for

    Brian Cascio
    Accounting Branch Chief